                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.   13  )*
                                              -------

                           SHELBY WILLIAMS INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.05 par value
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     822135 10 9
-------------------------------------------------------------------------------
                                    (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                                    Page 1 of 4 pages

                                     SCHEDULE 13G

         |---------------------------|           |---------------------------|
         | CUSIP NO.    822135 10 9  |           |  PAGE   2  OF   4   PAGES |
         |---------------------------|           | --------------------------|

------------------------------------------------------------------------------
 1    |      NAME OF REPORTING PERSON
      |      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |               Paul N. Steinfeld
------------------------------------------------------------------------------
 2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                            (a) / /
      |                                                            (b) /X/
------------------------------------------------------------------------------
 3    |
      |       SEC USE ONLY
      |
------------------------------------------------------------------------------
 4    |
      |       CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |             U.S.
------------------------------------------------------------------------------
                        |   |
                        |   |
                        | 5 |  SOLE VOTING POWER
                        |   |
                        |   |       628,999
------------------------------------------------------------------------------
                        |   |
                        | 6 |  SHARED VOTING POWER
          NUMBER OF     |   |
           SHARES       |   |        44,129
        BENEFICIALLY    |---|-------------------------------------------------
          OWNED BY      |   |
            EACH        | 7 | SOLE DISPOSITIVE POWER
          REPORTING     |   |
           PERSON       |   |       628,999
            WITH        |---|-------------------------------------------------
                        |   |
                        | 8 | SHARED DISPOSITIVE POWER
                        |   |
                        |   |        44,129
--------------------------------------------------------------------------------
 9                          |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                            |  EACH REPORTING PERSON
                            |
                            |               673,128
----------------------------|--------------------------------------------------
                            |
10                          |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                            |  (9) EXCLUDES CERTAIN SHARES*              /X/
----------------------------|--------------------------------------------------
11                          |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            |
                            |       7.2
----------------------------|--------------------------------------------------
                            |
12                          |  TYPE OF REPORTING PERSON*
                            |
                            |       IN
----------------------------|--------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(a)   Name of Issuer:   Shelby Williams Industries, Inc.

ITEM 1(b)   Address of Issuer's Principal Executive Offices:

            Suite 11-111 Merchandise Mart, Chicago, Illinois 60654

ITEM 2(a)   Name of Person Filing:     Paul N. Steinfeld

ITEM 2(b)   Address of Principal Business Office, or, if none, Residence:

            150 Shelby Williams Drive,
            Morristown, Tennessee 37813

ITEM 2(c)   Citizenship:      U.S.

ITEM 2(d)   Title of Class of Securities:

            Common Stock, $.05 par value

ITEM 2(e)   CUSIP Number:    822135 10 9

ITEM 3      Not applicable. (This Schedule is filed pursuant to Rule 13d-1(c).)

ITEM 4      Ownership:

            The following information is provided as of  December 31, 1997:


            (a)  Amount Beneficially Owned:   673,128 shares.    Includes
                 3,999 options deemed exercised solely for purposes of this statement.

            (b)  Percent of Class:    7.2%

            (c) The undersigned has sole power to vote and dispose of 628,999 shares, including 3,999 options deemed exercised solely for purposes of this statement. The undersigned has shared power to vote and dispose of (i) 488 shares held by The Steinfeld Foundation, of which the undersigned is one of three directors; and (ii) 43,641 shares held by the undersigned as one of four trustees of issuer's employee stock ownership plan. The undersigned disclaims beneficial ownership of the shares listed in the preceding sentence. The figures in this Item 4 do not include 725,700 shares held by the Manfred Steinfeld Irrevocable Trust UTA 9/15/97 (the "Living Trust"), of which the undersigned is trustee but does not have power to vote or dispose of the shares held by the Living Trust. Manfred Steinfeld is settlor and has sole power to vote and dispose of the shares held by the Living Trust, and holdings and transactions involving shares held by the Living Trust are covered and will be covered by
                 Schedule 13D amendments filed by Manfred Steinfeld. The undersigned disclaims beneficial ownership of the shares held by the Living Trust.

                              Page 3 of 4 pages

ITEM 5           Ownership of Five Percent or Less of a Class:

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6           Ownership of More than Five Percent on Behalf of Another
                 Person:

                 See response to Item 4.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                 Not applicable.

ITEM 8           Identification and Classification of Members of the Group:

                 Not applicable.

ITEM 9           Notice of Dissolution of Group:

                 Not applicable.

ITEM 10          Certification:

                 Not applicable.
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              January  6, 1998
                                    -------------------------------------------
                                                     Date

                                              s/ Paul N. Steinfeld
                                    -------------------------------------------
                                                  Signature

                                              Paul N. Steinfeld
                                    -------------------------------------------
                                                  Name/Title


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS
            (SEE 18 U.S.C. 1001).





                                 Page 4 of 4 pages